United States securities and exchange commission logo





                             August 25, 2023

       Gregg S. Hymowitz
       Chief Executive Officer
       EG Acquisition Corp.
       375 Park Avenue, 24th Floor
       New York, NY 10152

                                                        Re: EG Acquisition
Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed August 14,
2023
                                                            File No. 001-40444

       Dear Gregg S. Hymowitz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 5, 2023 letter.



       Preliminary Proxy Statement on Schedule 14A as amended on August 14,
2023

       Letter to Stockholders / Cover Page, page 0

   1. We note the revised disclosure you provided in response to prior comment 1. Since passage of all the
proposed transactions will be assured due to the Sponsor's current ownership of 57% of the
issued and outstanding shares of EGA Common Stock, please
                                                        highlight this more
prominently and earlier in the filing.
   2. Please revise to identify the Bridge Note Lenders. In this regard, we note your disclosure regarding the
purchasers of the Bridge Notes on page 167 and elsewhere.
 Gregg S. Hymowitz
FirstName LastNameGregg  S. Hymowitz
EG Acquisition Corp.
Comapany
August 25, NameEG
           2023    Acquisition Corp.
August
Page 2 25, 2023 Page 2
FirstName LastName
Risk Factors
On June 30, 2023, we terminated our agreement with a customer that accounted for a significant portion of our total revenues, page 81

3. We note your revised disclosure in response to prior comment 8 that on June 30, 2023 you terminated your agreement with a customer, who for the years ended December 31,
         2022 and 2021 accounted for 39% and 23% of total revenue, respectively, and for the quarters ended March 31, 2023 and 2022 accounted for 33% and 37% of total revenue, respectively. Please revise to identify this customer. In this regard, we note your disclosure describing the lawsuit filed by this customer against flyExclusive on page 237.
The A&R PubCo Charter contains forum limitations for certain disputes between us and our stockholders that could limit the ability, page 104

4. We note your response to prior comment 10. Please tell us how you will inform investors in future filings that your exclusive forum provision does not apply to Securities Act or
         Exchange Act claims.
Background of the Business Combination, page 169

5. We note you make reference to multiple sets of projections, including projections referenced on page 170 that the EnTrust Global employee received in June 2021 and provided to EGA and projections referenced on page 171 that LGM provided to EGA subsequent to the execution of the non-disclosure agreement. Please describe each set of projections and explain why they were prepared. Also discuss any material changes or updates to these sets of projections and the projections which are summarized in the proxy statement / prospectus and explain the reasons the changes were made. The Board's Reasons for Approving the Business Combination, page 176

6. You indicate that according to a study, "the potential total addressable market for private aviation is expected to grow to more than $43 billion in 2025 (compared with an estimated
         $32 billion in 2021)." Please revise to include the source and date of this study.
7. We note your disclosure on page 81 that you terminated your agreement with a customer, who for the years ended December 31, 2022 and 2021 accounted for 39% and 23% of total revenue, respectively, and for the quarters ended March 31, 2023 and 2022 accounted for 33% and 37% of total revenue, respectively, and that a failure to materially replace the revenue derived from such customer may adversely affect your financial condition and results of operations. Please disclose whether the EGA Board has considered the termination of this agreement, including the impact on LGM's liquidity and projections, in recommending that the EGA stockholders approve the business combination.
8. We note your disclosure on page 99 that LGM prepared the LGM Projections prior to conducting a PCAOB audit, which changed the manner of accounting and materially
 Gregg S. Hymowitz
FirstName LastNameGregg  S. Hymowitz
EG Acquisition Corp.
Comapany
August 25, NameEG
           2023    Acquisition Corp.
August
Page 3 25, 2023 Page 3
FirstName LastName
         impacted the forecasts used in the LGM Projections, and in addition, since the LGM
         Projections were prepared in October 2022, certain factors arose with the passage of time
         that affected LGM   s actual results in 2022 and 2023 to date,
including, among other
         things, (i) delays in aircraft deliveries and (ii) a less favorable macroeconomic environment. We further note you disclose the LGM Projections were prepared approximately 10 months ago, as well as the foregoing factors, and that the LGM
         Projections do not reflect LGM management   s current view on future
         performance. Please disclose what consideration, if any, the EGA Board gave to seeking updated projections and/or an updated fairness opinion in light of these developments, and if not, disclose why not.
9. To the extent that revised projections were made public or were provided to EGA, discuss the board's consideration (if any) of the updated projections. In this regard, we note the projections for flyExclusive included in the investor presentation filed as Exhibit 99.1 to the Form 8-K you filed on June 15, 2023 are different from the LGM projections disclosed in your proxy statement / prospectus.
Certain Projected Financial Information of LGM, page 179

10. We note your risk factor disclosure on page 99 stating that the LGM Projections do not
         reflect LGM management   s current view on future performance. Please
also include this
         disclosure here and provide a cross-reference to the risk factor addressing related risks.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
LGM
Overview of Our Business
Key Operating Metrics, page 241

11. We note that in response to prior comment 21 you have provided disclosure to clarify that an account is considered active at the end of a reporting period if the account has a credit balance, although you did not specify the number of customers contributing to revenues each period.

         Given that your measure of customers per aircraft is defined as the total member count divided by the number of aircraft on your operating certificates at the end of the reporting period, we understand this measure includes members that may or may not have been on any flights during the period, and aircraft that may or may not have been utilized for flights during the period.

         Please further clarify the number of members that have taken flights for each period and the number of aircraft that have been utilized for flights each period.
Results of Operations, page 245

12. We note that in response to prior comment 20 you have expanded the table of key operating metrics to include total flight hours, and have provided disclosure to explain that
 Gregg S. Hymowitz
FirstName LastNameGregg  S. Hymowitz
EG Acquisition Corp.
Comapany
August 25, NameEG
           2023    Acquisition Corp.
August
Page 4 25, 2023 Page 4
FirstName LastName
         costs of revenue increased "primarily due to an increase in total flight hours" and to an
         "increase in average fuel prices," although without clarifying the extent of the change attributable to these factors or to other costs of aircraft operation and management.

         Please further expand your disclosures to address the requirements referenced in our prior comment, including the language in Item 303(b) of Regulation S-K that requires descriptions of the underlying reasons for material changes in line items be made in both quantitative and qualitative terms, including components within line items that offset one another. Please similarly revise your discussion and analysis of revenues to quantify the changes attributable to volumes and separately to prices.

         The extent to which each material factor contributed to the overall change in the revenue and cost of revenue line items should be clear. However, if you believe the amounts are not material and prefer to refrain from disclosing this information on that basis, please clarify your disclosure and advise us of the amounts.
13. We note your disclosure on page 81 referring to a significant customer in explaining that you "expected the percentage of total revenue concentrated in such customer to continue to decrease over the next few years" while also stating that a failure to replace the revenue may adversely affect your financial condition and results of operations.

         However, you also explain that you terminated your relationship with the customer on
         June 30, 2023, and that 39% of your revenues in 2022 and 33% of your revenues for the subsequent interim quarter were derived from the customer.

         Please expand this disclosure to explain when you had initially formulated an expectation for declining revenues from the customer, to describe the circumstances that precipitating this expectation, and to clarify the extent to which you now have any expectation of receiving further revenues from the customer or of recovering the receivable balance.

         Also expand Management's Discussion and Analysis on pages 238 through 257 to address the indicative value of your reported financial information, which should include providing quantification of the activity associated with the customer, as reported in your
         Balance Sheet, Statements of Operations, and Statements of Cash Flows, where the effects are material and reasonably likely not to continue or not to be recoverable, and address any material change that is reasonably likely to arise from this event, in terms of altering the relationship between costs and revenues, if such relationship pertaining to this customer differed materially from others.

         You are required to focus specifically on material events that are reasonably likely to cause your reported financial information not to be necessarily indicative of future operating results or of future financial condition to comply with Item 303(a) of Regulation
         S-K.
 Gregg S. Hymowitz
EG Acquisition Corp.
August 25, 2023
Page 5
       Given the significance of this event, please also provide corresponding disclosures along with your pro forma information, to include narratives in the Introduction on page 113, under Material Events and Background Relevant to Material Events on page 11, and within footnotes to the tabulations on pages 122 through 125.
Financial Statements, page F-1

14. We note your response to prior comment 27, referring to several pages in the interim financial statements of LGM Enterprises LLC, where you have provided clarifying disclosures, although these do not appear to cover all of the tabulation in the accompanying notes, and you have not made the requested revisions to the annual financial statements which have been repositioned to pages F-52 through F-86.

       Please revise the annual financial statements as requested in our prior comment; also discuss the need to obtain an updated or dual-dated audit opinion with the auditor in connection with these revisions. Please ensure that all interim financial statements and tabulations identify amounts that are shown in thousands of dollars.
15. Please update the Schedule 14A to include financial statements of EGA and LGM covering the quarter ended June 30, 2023 to comply with Rule 8-08 of Regulation S-X.

       Please also update the pro forma financial information and other disclosures as necessary to encompass the recently completed interim period.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Mark Wojciechowski, Staff Accountant, at
(202) 551-3759
or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,
Special Counsel, at (202) 551-3707 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-
6548 with any other questions.



                                                            Sincerely,
FirstName LastNameGregg S. Hymowitz
                                                            Division of
Corporation Finance
Comapany NameEG Acquisition Corp.
                                                            Office of Energy &
Transportation
August 25, 2023 Page 5
cc:       Sean M. Ewen, Esq., of Willkie Farr & Gallagher LLP
FirstName LastName